FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the first quarter of 2004


                              AETERNA ZENTARIS INC.
                   ------------------------------------------
                   (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F           Form 40-F   X
                                 ------              ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                               Yes             No   X
                                  ------          ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                      -----------

                                 DOCUMENTS INDEX




Documents Description

--- ------------------------------------------------------------- --------------
1.     AEterna's Interim Report 2004 - First Quarter (Q1)
--- ------------------------------------------------------------- --------------

May 4, 2004



To our stockholders,

We are very pleased by the financial results and strategic achievements we've had in the first quarter of 2004. The significant increase in revenues was driven by strong performances from all our sectors of activity. On the strategic front, we continued to advance and expand our rich product portfolio. We entered into development and marketing alliances with Roche for Impavido(R) and with Solvay Pharmaceuticals for our orally-available LHRH antagonist peptidomimetic. We also had an exciting development subsequent to quarter end, with the announcement of positive results from six Phase II trials on cetrorelix in three indications: uterus myoma, endometriosis and benign prostatic hyperplasia. Our partner Solvay Pharmaceuticals is already planning for initiation of registration studies on cetrorelix.

We believe these accomplishments continue to reflect the breadth and depth of our pipeline, as well as the value of our international network of current and potential partners, which are two key components of our long-term growth strategy


FIRST QUARTER AND YEAR-TO-DATE 2004 HIGHLIGHTS

o ATRIUM ACQUISITION OF PURE ENCAPSULATIONS INC. - Acquisition in the amount of $50 million of this American company specialized in the development, manufacturing and marketing of nutritional supplements to a network of some 36,000 physicians and other healthcare professionals. Sales for 2003 reached $25 million.

o PARTNERSHIP WITH ROCHE FOR IMPAVIDO(R) - Agreement for the marketing, in Brazil, of Impavido(R) (miltefosine), the first oral treatment against leishmaniasis, a severe tropical disease that affects over 12 million people worldwide.

o PARTNERSHIP WITH SOLVAY FOR ORAL LHRH ANTAGONIST - Agreement for the development of a novel, orally-bioavailable luteinizing hormone-releasing hormone (LHRH) antagonist peptidomimetic for different indications, including endometriosis, uterine myoma and benign prostate hyperplasia (HPB), as well as breast and prostate cancer. Upon signing, AEterna received a $5 million payment from Solvay.

o POSITIVE RESULTS FOR ZEN-014 - Disclosure of positive preclinical results with ZEN-014, a novel tubulin inhibitor, at the annual American Association for Cancer Research (AACR). ZEN-014 represents a new class of antiangiogenic products that could become very potent anticancer agents with an exceptional potential.

o INITIATION OF A DOSE RANGING STUDY WITH ARDANA FOR EP-1572 - Initiation of a dose ranging study for this novel, orally-available peptidomimetic agent which could be used, among different indications, for the treatment of growth hormone deficiency disorders.

         AEterna received an undisclosed milestone payment from its development partner, Ardana Bioscience.

o EXPANDED PARTNERSHIP WITH ARDANA FOR TEVERELIX - Ardana acquired full global rights and was assigned the intellectual property relating to teverelix and the underlying microcrystalline suspension technology. In return, Zentaris received a substantial payment at signature, fixed annual guaranteed payments until 2006, as well as potential future income on sales of teverelix.

o POSITIVE PHASE II RESULTS FOR CETRORELIX - Announcement of positive results with cetrorelix (LHRH antagonist) in six Phase II trials in endometriosis, pre-surgical treatment of uterine myomas and benign prostatic hyperplasia (BPH). Solvay plans to initiate pivotal program with cetrorelix.

OUTLOOK

Over the next few months, we look forward to disclosing detailed results of our clinical trials with cetrorelix and perifosine at major scientific meetings and we will be pursuing our development program for other products in our pipeline. Finally, our subsidiary Atrium should benefit from continued growth at a substantial rate during the next quarter.

On behalf of my colleagues and our Board of Directors, I thank you for your continued interest and support.

Sincerely,

/s/ GILLES GAGNON

Gilles Gagnon, MSc, MBA
President and Chief Executive Officer

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


   THE FOLLOWING ANALYSIS EXPLAINS THE VARIATIONS IN THE COMPANY'S RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOW. THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE INFORMATION CONTAINED IN AETERNA LABORATORIES INC.'S
   INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES FOR THE THREE-
       MONTH PERIOD ENDED ON MARCH 31, 2004 AND 2003. ALL FIGURES ARE IN
                                CANADIAN DOLLARS.


COMPANY OVERVIEW

During this quarter, all three segments of activities performed as we expected. The ongoing integration of newly acquired French subsidiaries Chimiray and Interchemical into the distribution segment is proceeding well. In addition, the cosmetics and nutrition segment completed the acquisition of Pure Encapsulations Inc. (Pure) for approximately $50 million. Pure is focused mainly on the development, manufacturing and marketing of nutritional supplements geared toward physicians and other healthcare professionals and is based in Sudbury, Massachusetts in the United States. Pure revenues reached over $25 million in 2003.

In the Biopharmaceutical segment, we entered on January 23, 2004 into a broad collaboration agreement with Solvay. Based on the agreement, we will jointly push forward the development of novel, low molecular weight and orally-bioavailable peptidomimetic LHRH antagonists. As part of the agreement, Solvay secured exclusive worldwide rights to all gynecological indications as well as benign prostatic hyperplasia (BPH), while we retain worldwide rights to all other indications, including oncology. Under the terms of this agreement, we have received $5 million in cash, representing an upfront payment and past development costs, upon signing, and may receive additional future payments based upon achievement of certain development, regulatory and commercialization milestones, as well as royalties on future sales.

We also entered on February 2, 2004 into a partnership with Produtos Roche QFSA in Sao Paulo ("Roche") for the marketing of Impavido(R) in Brazil, an oral drug for leishmaniasis. Under the terms of this agreement, Roche will provide support with the registration process in Brazil and will market Impavido(R) in Brazil, while Zentaris will supply the product to Roche. In South America, Brazil has the highest incidence of both visceral leishmaniasis (black fever), the systemic, more severe and often deadly form of the parasitic disease, and cutaneous leishmaniasis, the localized form of the parasitic skin disease.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies are disclosed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the annual consolidated financial statements contained in our 2003 Annual Report. Our financial statements are prepared in accordance with the Canadian Generally Accepted Accounting Principles (GAAP) and access to a summary of differences between Canadian and US GAAP is possible by consulting note 23 of our annual 2003 financial statements.

SUBSEQUENT EVENTS

On April 2, 2004, we announced that our wholly owned subsidiary Zentaris GmbH and Ardana Bioscience, a specialty pharmaceutical company located in Edinburgh, Scotland, entered into an expanded agreement for the LHRH antagonist Teverelix(R). Ardana acquired full worldwide rights to the Teverelix(R) compound and the underlying microcrystalline suspension technology, including all related intellectual property. In return, Zentaris is eligible to receive upfront and guaranteed payments totalling 12 million Euro until 2006, as well as potential future royalties on sales of Teverelix(R) or any other LHRH antagonist that could be combined with the microcrystalline suspension technology.

On April 29, 2004, we also announced statistically significant positive results from recently completed Phase II clinical program designed to evaluate cetrorelix, a luteinizing hormone releasing hormone (LHRH) antagonist, in three different indications: endometriosis, pre-surgical treatment of uterine myomas and benign prostatic hyperplasia (BPH). These results showed that patients can benefit from a targeted and controlled decrease in sex hormones, including estrogen and testosterone. The positive results of six Phase II trials, which also demonstrated good tolerability in all indications, will form the basis for further development of cetrorelix in different indications through collaboration with Solvay Pharmaceuticals, the Company's worldwide (ex-Japan) exclusive development and marketing partner for cetrorelix for the above indications.

RESULTS OF OPERATIONS BY SEGMENT

Biopharmaceutical Segment

REVENUES

For the three-month period ended March 31, 2004, biopharmaceutical segment revenue was $12.6 million, an increase of $0.1 million compared to $12.5 million for the same period last year. Revenue is derived from sales and royalties on Cetrotide(R) as well as milestone payments, R&D contract fees and amortization of upfront payments received to date. Revenue from R&D contract fees and from the amortization of upfront payments is derived mainly from the ongoing development of Cetrorelix and Teverelix under existing collaboration agreements with our licensing partners Solvay and Ardana, respectively.

Going forward in 2004, we expect to see an increase in revenue from R&D contract fees and amortization of upfront payments, since the Company has received and expects to receive, under newly signed additional partnerships, additional revenues which will be amortized under the appropriate accounting policies.

OPERATING EXPENSES

For the three-month period ended March 31, 2004, cost of sales was $3.8 million, an increase of $2.5 million compared to $1.3 million for the same period last year. Manufacturing costs for Cetrotide(R) have increased, due to growing sales of this product generated by our partner Serono, and are expected to continue to increase in 2004 and beyond. Sales and royalties generated by Cetrotide(R) were $7.4 million in the first quarter of 2004 compared to $4.8 million in the same period last year. This leaves a gross margin of $3.6 million in the three-month period ended March 31, 2004 compared to $3.5 million for the same period last year. We do not expect any significant changes in the cost of sales, as percentage of corresponding sales and royalties, for the next quarter.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES for the three-month period ended March 31, 2004 were $3.6 million, an increase of $1 million compared to $2.6 million for the same period in 2003. The increase in SG&A expenses in 2004 was primarily due to increased insurance costs and stock-based compensation costs. We do not expect any major fluctuations in SG&A costs for the remainder of 2004.

R&D EXPENSES for the three-month period ended March 31, 2004 were $7.7 million, a decrease of $3.6 million compared to $11.3 million for the same period in 2003, reflecting the realignment of the clinical development program, initiated in December 2003, including the refocusing of the pipeline on perifosine and cetrorelix. We do not expect any major fluctuations in R&D expenses for the remainder of 2004.

DEPRECIATION AND AMORTIZATION for the three-month period ended March 31, 2004 was approximately $2.0 million, a decrease of $0.4 million compared to $2.4 million for the same period last year. The decrease was primarily attributable to the re-allocation of a portion of the purchase price of Zentaris, which was finalized in the second quarter of 2003, from intangible assets to goodwill. We do not expect any major fluctuations in depreciation and amortization in the next three quarters.

INTEREST INCOME for the three-month period ended March 31, 2004 was approximately $0.4 million, a decrease of $0.4 million compared to $0.8 million for the same period in 2003, primarily due to lower cash balance in 2003 as a result of Zentaris acquisition in early 2003.

INTEREST AND FINANCIAL EXPENSE for the three-month period ended March 31, 2004 was $1.2 million and consisted mainly of financing costs on the convertible term loans. The interest and financial expense in the corresponding period in 2003 related to the balance of purchase price payable to Degussa AG settled in March 2003 and the $43 million promissory note payable to Royal Bank of Canada, reimbursed in January 2003. This explains the $0.6 million increase in interest and financial expense for the first quarter of 2004 compared to the same period last year. Since the debt portion of the convertible term loans are accounted for as discounted loans and are increasing in accretion, we expect that our interest expense will increase in the next quarters of 2004.

Cosmetics and Nutrition Segment

REVENUE

Revenue in this segment is derived from manufacturing and marketing of cosmetic, active ingredients and nutritional products. In the first quarter of 2004, revenue was $7.5 million, an increase of $4.2 million, or 127%, compared to $3.3 million for the same period last year. The increase in the sales was driven by organic growth as well as through recent acquisitions of Siricie S.A. and Pure Encapsulations Inc. We expect a significant increase in revenue for this segment in the coming quarters, as the impact of March 2004 acquisition of Pure Encapsulations, was not reflected for the first two months of the first quarter 2004 financial results.

OPERATING EXPENSES

COST OF SALES was $1.9 million in the three-month period ended March 31, 2004, an increase of $1.3 million compared with $0.6 million for the same period in 2003. These costs consist mainly of raw materials and manufacturing costs related to and are proportional to sales of respective products. Since most of the sales are booked in the US dollar whereas our manufacturing costs are incurred in other currency, the fluctuation of the US dollar combined with the acquisition of Pure Encapsulations Inc has led to a negative currency impact and corresponding increase in the cost of sales from 16.9% in the first quarter of 2003 to 25.6% in the same period in 2004.

SG&A EXPENSES were $2.4 million, an increase of $1.5 million, compared with $0.9 million for the first quarter of 2003, primarily reflecting recent acquisitions of companies.

FOREIGN EXCHANGE GAIN was $0.1 million in the three-month period ended March 31, 2004, an increase of $0.4 million compared with a $0.3 million loss in the same period last year. The foreign exchange loss in 2003 was attributable to the impact of a stronger Canadian dollar on our US short-term investments and working capital denominated in US dollars. We did not have significant gain or loss in the first quarter of 2004 owing to lack of significant fluctuations in the US dollar during the first quarter of 2004. It is our policy to maintain sufficient cash and cash equivalents in US currency to meet our future requirements in US dollars.

Distribution Segment

REVENUE

Revenue in this segment is derived from the distribution of raw materials and brand-name active ingredients to multi-national companies in the cosmetic, industrial chemicals, fine chemicals, pharmaceutical and nutrition sectors. In the first quarter of 2004, revenue was $38.4 million, an increase of $13.2 million or 52%, compared with $25.2 million for the same period in 2003, primarily reflecting the acquisition of Chimiray/Interchemical in August 2003.

For the second quarter of 2004, we expect a favorable year-over-year comparison for revenue from this segment, again as a result of the acquisition of Chimiray/Interchemical, completed in the third quarter of 2003.

OPERATING EXPENSES

COST OF SALES was $31.5 million in the three-month period ended March 31, 2004, an increase of $10.1 million compared with $21.4 million for the same period in 2003. Cost of sales is directly proportional and related to sales of respective products. The gross margin, as a percentage of revenues, was 17.9%, an increase of 3% compared to 14.9% for the same period in 2003, reflecting the contribution of high-margin products from ADF Chimie S.A and Chimiray/Interchemical, as well as improved margins for existing products from Unipex. We expect gross margin to remain stable for the next several quarters of 2004.

SG&A EXPENSES were $3.6 million in the first quarter of 2004, an increase of $1.7 million compared to $1.9 million in the same period in 2003, primarily reflecting the acquisition of Chimiray/Interchemical in August 2003.

FOREIGN EXCHANGE GAIN was $0.1 million, an increase of $0.3 million compared to a $0.2 million loss for the same period in 2003, reflecting the impact of foreign currency fluctuations especially that of US dollar, in comparison to Euro on working capital denominated in foreign currency.

CONSOLIDATED INFORMATION

NET LOSS for the first quarter of 2004 decreased by nearly 50%, from $4.9 million or $0.12 per share in the first quarter of 2003 to $2.6 million or $0.06 per share for the same period in 2004, primarily reflecting higher net earnings from our Cosmetic Nutrition and Distribution segments as well as the realignment of the clinical development program, initiated in December 2003.

The weighted average number of shares outstanding used to calculate the basic and diluted net loss per share for the first quarter of 2004 was 45.4 million shares as compared to 40.7 million shares for the same period in 2003. This increase of 4.7 million shares primarily reflects the issuance of 4.5 million subordinate voting shares for a bought deal closed on July 24, 2003.

OFF BALANCE SHEET ARRANGEMENTS AND RELATED-PARTY TRANSACTIONS

There were no related-party transactions other than those eliminated during the consolidation process and no off balance sheet arrangement.

TOTAL ASSET

Total asset, which was $295.8 million as at December 31, 2003, reached $342.8 million as at March 31, 2004. This $47 million increase is mainly attributable to the acquisition of Pure Encapsulations, Inc in March 2004. Detail of segment assets is provided in note 6 of the Interim consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2004 the Company had cash, cash equivalents and short-term investments of approximately $52 million, a decrease of approximately $12.4 million compared to December 31, 2003. The variation of our liquidity is explained below, on a consolidated basis, per type of activities.

OPERATING ACTIVITIES
--------------------
Cash flow used in our operations was $5.2 million during the first quarter of 2004. This includes a $10.3 million use of cash from change of non-cash working capital items. We expect to decrease our ongoing cash expenditures in the next quarters and also try to contain the variation in the working capital accounts as well as to continue to generate increased operating income from our Cosmetic Nutrition and Distribution segments.

FINANCING ACTIVITIES
--------------------
Cash flow provided from financing activities was $39.6 million for the three-month period ended March 31, 2004 compared to a use of $20.4 million for the same period last year. $40.3 million long-term debts contracted during the quarter less $1 million as repayment of long term debt explain the inflow in the current quarter. The repayment of the $43 million interim financing for the acquisition of Zentaris offset by the proceeds of the $25 million convertible term loans mainly explain the outflow in the corresponding period last year.

INVESTING ACTIVITIES
--------------------
Cash flow used in investing activities (excluding change in short-term investments) was $46.8 million in the first quarter of 2004, of which $45.7 million was used for acquiring companies. For the same period last year, cash flow used in investing activities was $2.6 million (excluding change in short-term investments), primarily to increase our share in one of our French-based subsidiaries.

We have certain contractual obligations and commercial commitments. The following table indicates our cash requirements to respect these obligations:


(in thousands of Canadian dollars)                              PAYMENTS DUE BY PERIOD
                                        -----------------------------------------------------------------------
                                               Total         Less than 1 year    1-3 years       4-5 years
                                        -----------------------------------------------------------------------
                                                 $                  $                $               $
LONG-TERM DEBT                                  50,222               7,599           21,151        21,472
CONVERTIBLE TERM LOANS                          25,000                   -           25,000             -
OPERATING LEASES                                 9,664               2,595            3,677         3,392
COMMERCIAL COMMITMENTS                           6,039               3,105            2,934             -
                                        -----------------------------------------------------------------------
TOTAL CONTRACTUAL CASH OBLIGATIONS              90,925              13,299           52,762        24,864
                                        -----------------------------------------------------------------------


Information related to our share capital and to outstanding stock options is presented in note 5 of the Interim Consolidated Financial Statements.

OUTLOOK

Biopharmaceutical Segment

We expect that Cetrotide(R), which is sold by Serono, to continue to generate significant revenue in 2004. Furthermore, Cetrotide(R) is pending approval in Japan and, should authorization be successful, we would receive a milestone payment from our partner Shionogi.

Revenue generated from Impavido(R) is expected to increase in the next quarters of 2004, since we expect to extend marketing to public-use in India and file for approval in new territories and indications.

We expect to continue to benefit from the support of existing partners for our R&D activities and as part of our growth strategy, we intend to pursue additional partnerships as well as acquisition of additional technologies and/or companies.

Cosmetic and Nutrition Segment and Distribution Segment

We plan to continue to integrate the newly acquired companies and expect to continue to achieve organic growth during the next quarters.

RISK FACTORS

Economic and sector related risks are the same as those identified in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's 2003 Annual Report.

Copies of the Company's public disclosure documents are available on our website at www.aeterna.com and on SEDAR website at www.sedar.com.
   ---------------                         -------------

On behalf of management,

/s/ DENNIS TURPIN

Dennis Turpin, CA

Vice President and Chief Financial Officer

May 3, 2004

AETERNA LABORATORIES INC.

INTERIM CONSOLIDATED BALANCE SHEETS
(expressed in thousands of Canadian dollars)

                                                                                               AS AT                AS AT
                                                                                             MARCH 31,           DECEMBER 31,
                                                                                                2004                 2003
-----------------------------------------------------------------------------------------------------------------------------
                                                                                            (UNAUDITED)

ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                                $   19,539                $   22,414
Short-term investments                                                                       32,450                    41,953
Accounts receivable                                                                          58,724                    48,191
Inventory                                                                                    20,988                    16,169
Prepaid expenses and deferred charges                                                         4,900                     3,314
Future income tax assets                                                                      2,423                     2,604
------------------------------------------------------------------------------------------------------------------------------
                                                                                            139,024                   134,645

PROPERTY, PLANT AND EQUIPMENT                                                                20,510                    19,599
DEFERRED CHARGES AND LONG-TERM INVESTMENT                                                     2,158                     1,322
INTANGIBLE ASSETS                                                                            64,139                    65,513
GOODWILL (note 3)                                                                           103,805                    61,184
FUTURE INCOME TAX ASSETS                                                                     13,209                    13,516
------------------------------------------------------------------------------------------------------------------------------
                                                                                         $  342,845                $  295,779
==============================================================================================================================


LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                                                     56,157                    53,062
Income taxes                                                                                  4,447                     3,490
Balance of purchase price                                                                     3,330                     1,113
Current portion of long-term debt                                                             9,641                     3,777
------------------------------------------------------------------------------------------------------------------------------
                                                                                             73,575                    61,442

DEFERRED REVENUES                                                                            13,600                    10,563
CONVERTIBLE TERM LOANS                                                                       20,335                    19,920
LONG-TERM DEBT                                                                               49,438                    15,132
EMPLOYEE FUTURE BENEFITS                                                                      6,714                     6,658
FUTURE INCOME TAX LIABILITIES                                                                24,828                    25,991
NON-CONTROLLING INTEREST                                                                     31,039                    29,952
------------------------------------------------------------------------------------------------------------------------------
                                                                                            219,529                   169,658
------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 5)                                                                      188,043                   187,601
OTHER CAPITAL                                                                                 7,769                     7,486
DEFICIT                                                                                     (75,561)                  (73,011)
CUMULATIVE TRANSLATION ADJUSTMENT                                                             3,065                     4,045
------------------------------------------------------------------------------------------------------------------------------
                                                                                            123,316                   126,121
------------------------------------------------------------------------------------------------------------------------------
                                                                                         $  342,845                $  295,779
==============================================================================================================================
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS


AETERNA LABORATORIES INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED MARCH 31, 2004 AND 2003
(expressed in thousands of Canadian dollars, except share and per share data)

                                                                                               THREE MONTHS ENDED MARCH 31,
UNAUDITED                                                                                     2004                     2003
------------------------------------------------------------------------------------------------------------------------------

REVENUES                                                                                  $   58,449               $   40,813
------------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Cost of sales                                                                                 37,128                   23,220
Selling, general and administrative                                                            9,621                    5,495
Research and development costs                                                                 7,978                   11,396
R&D tax credits and grants                                                                       (25)                    (480)
Depreciation and amortization
     Property, plant and equipment                                                               756                      860
     Intangible assets                                                                         1,407                    1,643
------------------------------------------------------------------------------------------------------------------------------
                                                                                              56,865                   42,134
------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                                                                        1,584                   (1,321)

Interest income                                                                                  494                      937
Interest and financial expenses                                                               (1,637)                    (793)
Foreign exchange gain (loss)                                                                     417                     (387)
------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE THE FOLLOWING                                                               858                   (1,564)
------------------------------------------------------------------------------------------------------------------------------

INCOME TAX EXPENSE
Current                                                                                       (2,424)                    (632)
Future                                                                                           784                   (1,869)
------------------------------------------------------------------------------------------------------------------------------
                                                                                              (1,640)                  (2,501)
------------------------------------------------------------------------------------------------------------------------------
                                                                                                (782)                  (4,065)

Non-controlling interest                                                                      (1,768)                    (825)
------------------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                                                    $  (2,550)               $  (4,890)
==============================================================================================================================

BASIC AND DILUTED NET LOSS PER SHARE                                                       $    (0.06)              $   (0.12)
==============================================================================================================================

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                                             45,402,892               40,693,527
==============================================================================================================================



INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE PERIODS ENDED MARCH 31, 2004 AND 2003
(expressed in thousands of Canadian dollars)


                                                                                               THREE MONTHS ENDED MARCH 31,
UNAUDITED                                                                                      2004                     2003
------------------------------------------------------------------------------------------------------------------------------

Balance - Beginning of period                                                             $   73,011               $   44,864
Net loss for the period                                                                        2,550                    4,890
------------------------------------------------------------------------------------------------------------------------------
Balance - End of period                                                                   $   75,561               $   49,754
==============================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS


AETERNA LABORATORIES INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2004 and 2003
(expressed in thousands of Canadian dollars)

                                                                                                 THREE MONTHS ENDED MARCH 31,
UNAUDITED                                                                                          2004                2003
-------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss for the period                                                                           $   (2,550)       $   (4,890)
Items not affecting cash and cash equivalents
     Depreciation and amortization                                                                     2,163             2,503
     Future income taxes                                                                                (774)            1,869
     Deferred charges                                                                                    145                95
     Deferred revenues                                                                                 3,802              (167)
     Accretion on convertible loans                                                                      415                 -
     Employee future benefits                                                                             60                94
     Non-controlling interest                                                                          1,768               825
     Stock-based compensation                                                                            288                56
     Foreign exchange loss on long term item denominated in foreign currency                            (130)                -
Change in non-cash operating working capital items
     Accounts receivable                                                                             (10,717)           (4,544)
     Inventory                                                                                        (1,078)              446
     Prepaid expenses                                                                                 (1,490)           (1,364)
     Accounts payable and accrued liabilities                                                          1,976              (534)
     Income taxes                                                                                        961              (334)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                      (5,161)           (5,945)
-------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Repayment of promissory note                                                                               -           (43,000)
Convertible term loans                                                                                     -            25,000
Payment of balance of purchase price                                                                  (1,001)           (2,358)
Increase in long-term debt                                                                            40,251                 -
Repayment of long-term debt                                                                              (82)              (30)
Issuance of share capital, net of related expenses                                                       442               (51)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                      39,610           (20,439)
-------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of short-term investments                                                                         -            (3,962)
Proceeds from short-term investments                                                                   9,503            59,380
Purchase of long-term investment                                                                        (825)                -
Business acquisition (note 3)                                                                        (45,682)           (2,339)
Purchase of a product line                                                                               (10)                -
Purchase of property, plant and equipment                                                               (191)             (250)
Additions to intangible assets                                                                           (35)              (52)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                     (37,240)           52,777
-------------------------------------------------------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                                               (2,791)           26,393

Effect of exchange rate changes on cash and cash equivalents                                             (84)             (130)

Cash and cash equivalents - Beginning of period                                                       22,414            12,494
-------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents - End of period                                                         $   19,539        $   38,757
==============================================================================================================================
Additional information
Interest paid                                                                                     $       26       $       121
==============================================================================================================================
Income taxes paid                                                                                 $      294       $     1,159
==============================================================================================================================
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS


AETERNA LABORATORIES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2004 AND 2003
(expressed in thousands of Canadian dollars, except share and per share data)

UNAUDITED
--------------------------------------------------------------------------------

1  BASIS OF PRESENTATION

These interim financial statements as at March 31, 2004 and for the periods ended March 31, 2004 and 2003, are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles
(GAAP) for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

2  NEW ACCOUNTING STANDARDS

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

In July 2003, the CICA issued new Handbook Section 1100 "Generally Accepted Accounting Principles" ("GAAP"), which is effective for fiscal years beginning on or after October 1, 2003. This new section defines GAAP, establishes the relative authority of various types of CICA Accounting Standards Board pronouncements, says what to do when the Handbook does not cover a particular situation and clarifies the role of "industry practice" in setting GAAP. The Company adopted this new standard on January 1, 2004 without having any significant effect on the Company's financial statements.

GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION

In July 2003, the CICA issued new Handbook Section 1400 "General Standards of Financial Statement Presentation" which is effective for fiscal years beginning on or after October 1, 2003. This new section confirms that the financial statements of an entity must present fairly in accordance with Canadian generally accepted accounting principles its financial position, results of operations and cash flows. The Company adopted this new standard on January 1, 2004 without having any significant impact on the Company's financial statements.

HEDGING RELATIONSHIPS

The CICA has issued Accounting Guideline 13 "Hedging Relationships", which establishes certain conditions regarding when hedge accounting may be applied and which is effective for fiscal years beginning on or after January 1, 2004. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under this new guideline, the Company is also required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue hedge accounting for positions hedged with derivatives. Any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in earnings. The company adopted this guideline as at January 1, 2004 without having any significant impact on the Company's financial statements since there was no significant hedging transactions during the quarter ended March 31, 2004

3  BUSINESS ACQUISITION


PURE ENCAPSULATIONS, INC.

On March 3, 2004, our subsidiary Atrium completed through its new incorporated subsidiary, Atrium Pureco, Inc, the acquisition of all operating assets of Pure Encapsulations, Inc. for a total consideration of $49,676,167 of which an amount of $45,681,982 was paid cash, net of cash and cash equivalent acquired of $1,242,518 and $2,751,667 as a balance of purchase price. This company, based in the United States is focused mainly on the development, manufacturing and marketing of nutritional supplements geared towards physicians and other healthcare professionals.

The financing of the transaction resulted from the issuance of a senior debt of $27,000,000 and a subordinate debt in the amount of $13,407,000. The senior debt, for which a moveable hypothec on all Atrium's North American moveable assets as been given as security, is lended in the form of bankers' acceptances. The debt bears interest at a rate based on the market rate plus an applicable margin calculated quarterly on Atrium's North American operations. As at March 31, 2004, the actual interest rate for this debt was 3.9%. The principal is payable in quarterly instalments of $ 1,340,700. The subordinate debt, without any security granted, bears interest at a rate of 9% for the first year and 10% for the following years. Interest is payable in monthly instalments and the principal is payable in accretion annually starting in March 2005.

The acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of operations from the date of acquisition. The purchase price allocation shown below is preliminary and is based on the Company's estimates of fair value. The final allocation is expected to be completed within the next six months and may result in a portion of the purchase price being allocated from goodwill to identifiable intangible assets.

The allocated values of the net assets acquired are as follows:

AETERNA LABORATORIES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2004 AND 2003
(expressed in thousands of Canadian dollars, except share and per share data)

UNAUDITED
--------------------------------------------------------------------------------


                                                                                                                 $
---------------------------------------------------------------------------------------------------------------------

Assets
Current assets                                                                                                  6,322
Property, plant and equipment                                                                                   1,522
----------------------------------------------------------------------------------------------------------------------
                                                                                                                7,844
----------------------------------------------------------------------------------------------------------------------

Liabilities
Current liabilities                                                                                             2,261
Future income taxes                                                                                               134
----------------------------------------------------------------------------------------------------------------------
                                                                                                                2,395
----------------------------------------------------------------------------------------------------------------------

Net identifiable assets acquired                                                                                5,449

Goodwill                                                                                                       44,228
----------------------------------------------------------------------------------------------------------------------
Purchase price                                                                                                 49,677

Consideration
          Cash and cash equivalents acquired                                                                   (1,243)
          Balance of purchase price                                                                            (2,752)
----------------------------------------------------------------------------------------------------------------------
Net cash paid for the acquisition                                                                              45,682
======================================================================================================================


The goodwill is deductible for income tax purposes.

4  COMPANY'S STOCK OPTION PLAN

The Company has chosen to use the fair value method to account for stock-based compensation costs arising from awards granted to employees after December 31, 2002. As part of the adoption of this standard, we had to restate 2003 quarters to take into account the decision taken in the fourth quarter of 2003 to use the prospective method of accounting. Consequently, an additionnal charge of approximately $56,000 is recorded in the statement of operation without having any effect on the basic and diluted net loss per share. We also have to disclose pro-forma information relating to net loss and loss per share as if the fair value method of accounting had been used for awards granted to employees before January 1, 2003.

                                                                             THREE MONTHS ENDED        THREE MONTHS ENDED
                                                                                MARCH 31, 2004            MARCH 31, 2003

Net loss for the period                                                         $   (2,550)               $   (4,890)
Pro-forma adjustment for stock-based compensation costs                                  7                      (508)
                                                                                -------------------------------------
Pro-forma net loss for the period                                               $   (2,543)               $   (5,398)
                                                                                ------------------------------------

Basic and diluted net loss per share                                            $    (0.06)               $    (0.12)
                                                                                =====================================
Pro-forma basic and diluted net loss per share                                  $    (0.06)               $    (0.13)
                                                                                =====================================


The pro-forma amounts may not be representation of future disclosure as the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future periods.

AETERNA LABORATORIES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2004 AND 2003
(expressed in thousands of Canadian dollars, except share and per share data)

UNAUDITED
--------------------------------------------------------------------------------


5  SHARE CAPITAL

Autorized
Unlimited number of shares of the following classes:
     Common: Multiple voting shares, voting and participating, ten votes per share, convertible into one subordinate share at the option of the holder
                Subordinate voting shares, voting and participating, one vote per share
     Preferred: First and second ranking, issuable in series, with rights and privileges specific to each class.

Issued                                                                                        AS AT                     AS AT
                                                                                            MARCH 31,               DECEMBER 31,
                                                                                              2004                      2003
                                                                                         ------------------------------------------
                                                                                           (UNAUDITED)


        --  Multiple voting shares                                                        $         -                  $         -
     45,440,242 Subordinate voting shares (45,330,992 as at December 31, 2003)                188,075                      187,601
                                                                                         ------------------------------------------
                                                                                          $   188,075                  $   187,601
                                                                                         ==========================================

Pursuant to the exercice of stock options, the company issued 109,250 subordinate voting shares for a total proceed of $538,243

Instruments convertible into shares

As at March 31, 2004, the company has 2,907,509 outstanding stock options. In addition, the convertible term loans can be converted into subordinate voting shares of the Company at a conversion price of $5.05 per subordinate voting shares up to a maximum of 6,955,089 shares.


Shareholder rights plan

On March 29, 2004 and subject to regulatory approval and to ratification by AEterna's shareholders at its annual general meeting the Company has adopted a shareholder rights plan (the "Rights Plan"). The rights issued to the shareholders under the Rights Plan will be exercisable, under certain conditions, only when a person or entity, including any related party(ies), acquires or announces its intention to acquire more than twenty (20) percent of the outstanding subordinate voting shares of AEterna (as such shares may be redesignated or reclassified) without complying with the "permitted bid" provisions of the Rights Plan or without approval of AEterna's Board of Directors. Should such an acquisition occur, each right would, upon exercise, entitle a holder, other than the person pursuing the acquisition together with its related party(ies), to purchase subordinate voting shares of AEterna at a fifty (50) percent discount to the market price of AEterna's shares at the time.

AETERNA LABORATORIES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2004 AND 2003
(expressed in thousands of Canadian dollars, except share and per share data)

UNAUDITED
--------------------------------------------------------------------------------


6  SEGMENT INFORMATION

The company manages its business and evaluates performance based on three operating segments, which are the biopharmaceutical segment, the cosmetics and nutrition segment and the distribution segment. The accounting principles used for these three segments are consistent with those used in the preparation of these consolidated financial statements.

                                                                                          THREE MONTHS ENDED MARCH 31,
                                                                                --------------------------------------------------
                                                                                        2004                      2003
                                                                                --------------------------------------------------
Revenues
Biopharmaceutical                                                                     $   12,615               $   12,545
Cosmetics and nutrition                                                                    7,481                    3,681
Distribution                                                                              38,353                   25,199
Consolidated adjustments                                                                       -                     (612)
--------------------------------------------------------------------------------------------------------------------------
                                                                                      $   58,449               $   40,813
==========================================================================================================================

Net earnings (loss) for the period
Biopharmaceutical                                                                     $   (4,752)              $   (5,837)
Cosmetics and nutrition                                                                    1,135                      749
Distribution                                                                               1,045                      401
Consolidated adjustments                                                                      22                     (147)
--------------------------------------------------------------------------------------------------------------------------
                                                                                      $   (2,550)              $   (4,834)
==========================================================================================================================

                                                                                         AS AT                   AS AT
                                                                                        MARCH 31,             DECEMBER 31,
                                                                                          2004                    2003
                                                                                     --------------          -------------
Segment assets
Biopharmaceutical                                                                    $   170,687             $   179,882
Cosmetics and nutrition                                                                   56,075                  15,565
Distribution                                                                             116,019                 100,434
Consolidated adjustments                                                                      64                    (102)
--------------------------------------------------------------------------------------------------------------------------
                                                                                     $   342,845             $   295,779
==========================================================================================================================

                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                AETERNA ZENTARIS INC.


Date:  August 13, 2004          By:  /s/ MARIO PARADIS
----------------------          ------------------------------------------------
                                Mario Paradis
                                Senior Director, Finance and Corporate Secretary